October 16, 2009

Via Federal Express and EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Attn: Barbara C. Jacobs

Mail Stop 4561

Washington, D.C. 20549

Re:         Virtusa Corporation (the “Company”)

Comment Letter dated as of September 18, 2009

Related to Form 10-K for Fiscal Year Ended March 31, 2009, as

Filed on May 29, 2009

Dear Ms. Jacobs:

This letter is being furnished on behalf of the Company in response to comments contained in the letter dated September 18, 2009 (the “Letter”) from Barbara C. Jacobs of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Kris Canekeratne, Chairman and Chief Executive Officer of the Company, with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2009 (the “2009 Form 10-K”) that was filed with the Commission on May 29, 2009.

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized.

Item 1. Business, page 3

Clients and Industry Expertise, page 9

1.               To the extent that British Telecommunications plc, JPMorgan Chase Bank, N.A., and Metavante Corporation each continue to account for ten percent or more of your revenue, please make sure that future filings include a complete description of the material terms of such agreements, including, but not limited to, the duration of such agreements.

Response:  The Company confirms that in future filings, including its Annual Report on Form 10-K for the fiscal year ended March 31, 2010, it will include a complete description of material terms of its agreements with each of British Telecommunications plc, JPMorgan Chase Bank, N.A., and Metavante Corporation, including but not limited to the duration of such agreements, to the extent that each continues to account for ten percent or more of the Company’s revenue.  The Company also notes that the Company did file these agreements as an exhibit to the 2009 Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 58

Foreign Currency Exchange Rate Risk, page 58

2.               We note that you have entered into hedging transactions designed to hedge your forecasted sales and expenses denominated in the U.K. pound sterling. Please tell us what consideration you gave to disclosing the quantitative impact of a constant increase or decrease in the exchange rate between the pound and the U.S. dollar.

Response:  The Company confirms to the Staff that it considered the requirements of Regulation S-K Item 305 when disclosing the impact of foreign currency exchange rate risk in connection with the Company’s hedging transactions designed to hedge its forecasted sales and expenses denominated in the U.K. pound sterling.  In accordance with

Item 305, the Company considered the sensitivity to changes in foreign currency rate exposures between the U.K. pound sterling and the U.S. dollar and noted the following:

•                  the impact of a constant increase or decrease of 10% between the U.K. pound sterling and the U.S. dollar did not result in a material impact to the Company’s consolidated revenues or expenses; and

•                  the historical volatility of the U.K. pound sterling as compared to the U.S. dollar has not been significant.

Based on these considerations and the disclosures made throughout the 2009 Form 10-K regarding specific terms and activity associated with the Company’s U.K. hedging programs (including the aggregate notional amounts of the contracts, spot rates and blended weighted average rates), the Company believes its current disclosure fulfills the disclosure requirements in Item 305 and no additional disclosure is required.  The Company advises the Staff that, to the extent material in future periods, it will discuss further the quantitative impact of a constant increase or decrease in the exchange rate between the U.K. pound sterling and the U.S. dollar.

Item 11. Executive Compensation, page 101 (Incorporated by Reference to Definitive Proxy Statement Filed July, 21, 2009)

Compensation and Other Information Concerning Directors and Officers, page 20

Compensation Discussion and Analysis, page 20

Methodologies for Establishing Executive Compensation, page 20

3.               We note that in determining your “peer group” for compensation purposes, you used companies that were publically held, had generally between $200 million and $1.0 billion in annual revenues, were engaged principally in the IT services and/or IT consulting industries focused on services and/or technology, and were primarily based or headquartered in the United States, and that the peer group also included companies against which you directly compete for recruiting and hiring employees, even if the company’s annual revenues were above $1.0 billion. We also note that your annual revenue for the fiscal year ended March 31, 2009 was $172.9 million, and that the compensation peer group appears to vary from the competitors identified on page 10 of your Form 10-K. In your response letter, please explain how your compensation committee determined that the compensation peer group was appropriate for benchmarking purposes. In this discussion, please make sure to address why the peer group only includes companies with greater revenues, why you believe that companies with greater revenues are comparable for compensation purposes, what distortions may be caused by including companies with greater revenues, and what consideration you gave to using a peer group of companies with more comparable revenues.

Response: The Company advises the Staff that the Company’s compensation committee, in conducting the peer group analysis, engaged Hewitt Associates, a compensation consultant, to assist the Company in compiling a list of peer group companies for compensation purposes for the Company’s 2008 fiscal year, which list remained the same for the Company’s 2009 fiscal year.  A central component in compiling the peer group was the inclusion of companies in the IT services industry against whom the Company competes for hiring resources, which the Company believes is the most relevant peer group for compensation purposes. Although these companies include many of the competitors listed in the 2009 Form 10-K for which the Company competes for business, they are not necessarily the same companies for which it competes for talent.  For instance, some of the companies against which the Company competes for business (as set forth in the 2009 10-K) are non-U.S. based companies, which, in contrast to the Company, would have a different compensation structure.  In addition, some of the companies against which the Company competes for business (as set forth in the 2009 10-K) represent some of the largest, multi-national consulting companies in the world (i.e., IBM) and were therefore not deemed appropriate for the compensation peer group.

With respect to the size of the companies included in the peer group for compensation purposes, as stated above, many of the companies for which the Company believes it most directly competes for talent in the IT services industries are much larger in size (revenue and market capitalization) than the Company.  Accordingly, the compensation committee recognized there were challenges in both compiling a relevant peer group list for compensation purposes but maintaining the Company’s competitors in such list.  Due to these challenges, the committee developed a peer group that weighted industry relevance higher than the size of the peer group company as those companies were more directly competitive for hiring purposes.  To account for the size differences in compiling the relevant median compensation amounts from this peer group, however, the committee also used “regressed data,” meaning the compensation amounts for these larger companies(in revenue and market capitalization) were reduced (by formula) to reflect annual revenues similar to the Company’s.  Accordingly, the committee attempted to gather data based on its competitors (for hiring) as if they were similarly sized (in revenue) to the Company to provide more meaningful compensation data.  As disclosed in the proxy statement, the compensation committee also reviewed a subset of the data from companies with revenues, numbers of employees and market capitalizations similar to the Company’s. The Company also notes that this data was only one of several factors used by the compensation committee in determining compensation for the Company’s executive officers.

The Company supplementally advises the Staff that in connection with its annual reassessment of its peer group for benchmarking purposes for its fiscal year ending March 31, 2010, the compensation committee made a number of changes to the peer group, which, among other things, resulted in a peer group comprised of more similar sized companies.  Finally, as the challenges remain to establish a peer group of only similar sized companies in the IT services industry against whom the Company competes for talent, the Company also supplementally advises the Staff that the Company will also include in its future disclosure the use of “regressed data” as a factor in determining median compensation levels of the Company’s peer group, to the extent the Company uses regressed data in its executive compensation analysis.

Executive Compensation Components, page 22

Equity Compensation, page 26

4.               We note that you have not disclosed the revenue and operating income targets that need to be achieved for your equity-based awards to vest. Item 402(b)(2)(v) and (vi) of Regulation S-K require appropriate disclosure of the specific items of corporate performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented reflect these performance items. Please confirm that you are relying on Instruction 4 to Item 402(b) of Regulation S-K to omit the corporate performance targets and that you have a competitive harm analysis that supports your reliance on that instruction. In addition, if you are relying on Instruction 4, please include a representation in your response letter that in future filings you will discuss how difficult it will be for you to achieve the undisclosed target levels.

Response:  The Company advises the Staff that the Company is relying on Instruction 4 to Item 402(b) of Regulation S-K to omit the corporate performance targets in connection with the issuance of performance based restricted stock to its executive officers and confirms that the Company has conducted an internal competitive harm analysis that supports the Company’s reliance on such instruction.  The Company also represents that the Company will include disclosure regarding the difficulty of the Company to achieve the undisclosed target levels in future filings.

In connection with the foregoing, the Company hereby acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments to not foreclose the Commission from taking any action with respect to the filing;

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding this request, please contact the undersigned at 508-389-7450.

Very truly yours,
/S/ Paul D. Tutun, Esq.

Paul D. Tutun, Esq.
Vice President and General Counsel